Joseph A. Herz
Tel. (212) 801-6926
Fax (212) 801-6400
herzj@gtlaw.com
July 29, 2015

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Mr. Coy Garrison

Re:	NorthStar Real Estate Income II, Inc.
Post-Effective Amendment No. 10
to the Registration Statement on Form S-11
Filed July 17, 2015
File No. 333-185640
Dear Mr. Garrison:
On behalf of NorthStar Real Estate Income II, Inc., a Maryland corporation (the “Company”), we are submitting this letter in response to the oral comments received from the Staff (the “Staff”) of the Securities and Exchange Commission by telephone call to the undersigned on July 24, 2015 in connection with the above-referenced filing.
For the Staff’s convenience, the oral comments have been transcribed below, followed by the Company’s responses.

1.
In future supplement filings with the SEC, update to a more recent date the risk factor titled “We have paid and may continue to pay distributions from sources other than our cash flow from operations, and as result we will have less cash available for investments and your overall return may be reduced” each time the Company updates the information in this risk factor in other filings with the SEC.

Response

The Company will update the risk factor in future supplement filings with the SEC each time the information in this risk factor is updated in other filings with the SEC.

2.
Include disclosure in future filings with the SEC to disclose the following information in connection with the Company’s share redemption program: (i) the sources of the cash used for share repurchases and (ii) the average price paid per share for shares repurchased during the reported period.

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM
MetLife Building, 200 Park Avenue ■ New York, New York 10166 ■ Tel 212.801.9200 ■ Fax 212.801.6400

Securities and Exchange Commission
July 29, 2015

Response
The Company will include disclosure in future filings with the SEC to disclose (i) the sources of cash used for share repurchases and (ii) the average price paid for the shares repurchased during the period reported.
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If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,
/s/ Joseph A. Herz
Joseph A. Herz

cc:	Ronald J. Lieberman, Esq., NorthStar Real Estate Income II, Inc.
Jenny B. Neslin, Esq., NorthStar Real Estate Income II, Inc.
Judith D. Fryer, Esq., Greenberg Traurig, LLP

Greenberg Traurig, LLP ■ Attorneys at Law ■ WWW.GTLAW.COM